ARRIVE AI INC.

(FORMERLY ARRIVE TECHNOLOGY INC.)

FINANCIAL STATEMENTS

ARRIVE AI INC.
(FORMERLY ARRIVE TECHNOLOGY INC.)
TABLE OF CONTENTS

ASSURANCE DIMENSIONS

An AbitOs Company

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of **Arrive AI, Inc. (formerly Arrive Technology, Inc.)**

Opinion on the Financial Statements

We have audited the accompanying balance sheets of **Arrive AI, Inc. (formerly Arrive Technology, Inc.)** (the Company) as of December 31, 2024 and 2023, and the related statements of operations, stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has an accumulated deficit of $15,920,555 and a net loss for the current year of $4,537,901. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

We determined that there were no critical audit matters.

Assurance Dimensions

We have served as the Company's auditor since 2022.
Coral Springs, FL
March 12, 2025

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

"Assurance Dimensions" is the brand name under which Assurance Dimensions, LLC including its subsidiary entities McNamara and Associates, LLC (referred together as "AD LLC") and AbitOs Advisors, LLC ("AbitOs Advisors"), provide professional services. AD LLC and AbitOs Advisors practice as an alternative practice structure in accordance with the AICPA Code of Professional Conduct and applicable laws, regulations, and professional standards. AD LLC is a licensed independent CPA firm that provides attest services to its clients, and AbitOs Advisors provides tax and business consulting services to their clients. AbitOs Advisors, and its subsidiary entities are not licensed CPA firms.

FINANCIAL STATEMENTS

ARRIVE AI INC. (FORMERLY ARRIVE TECHNOLOGY INC.)

BALANCE SHEETS

December 31, 2024 and 2023

	2024	2023
ASSETS		
CURRENT ASSETS		
Cash	$ 129,318	$ 325,472
Prepaid expenses	55,867	9,143
Deferred offering costs	427,898	-
Other current assets	4,179	-
Total current assets	617,262	334,615
LONG-TERM ASSETS		
Property and equipment, net	95,425	85,573
Patents, net	273,601	197,913
Security deposit	1,500	1,500
Long-term assets	370,526	284,986
TOTAL ASSETS	$ 987,788	$ 619,601
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 1,868,689	$ 1,025,007
Accrued liabilities	79,556	7,925
Credit card payable	3,636	37,399
Current portion of note payable	8,524	7,950
Total current liabilities	1,960,405	1,078,281
NONCURRENT LIABILITIES		
Note payable, net of current portion	10,558	19,086
Total liabilities	1,970,963	1,097,367
COMMITMENTS AND CONTINGENCIES (Note 10)		
STOCKHOLDERS' EQUITY (DEFICIT)		
Common stock, $0.0002 par value, 200,000,000 shares authorized, 29,120,905 shares and 28,844,643 issued and outstanding at December 31, 2024, and December 31 2023, respectively, net of treasury stock, 2,500,000 shares at cost	5,822	5,769
Additional paid-in capital, net of offering costs	14,984,561	10,924,624
Subscription receivable	(53,003)	(25,505)
Accumulated deficit	(15,920,555)	(11,382,654)
Total stockholders' equity	(983,175)	(477,766)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 987,788	$ 619,601

See accompanying notes to financial statements.

ARRIVE AI INC. (FORMERLY ARRIVE TECHNOLOGY INC.)

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2024 and 2023

	2024	2023
REVENUE	$ -	$ -
GENERAL AND ADMINISTRATIVE EXPENSES		
Salaries and wages - office	2,384,925	2,610,407
Impairment losses	-	1,824,923
Legal and professional fees	629,690	1,645,678
Research and development	395,386	214,493
Outside services	364,650	266,225
Marketing	189,076	207,234
Licensing fee - related party	120,000	120,000
Office supplies and software	99,008	106,011
Insurance	83,270	67,005
Taxes and licenses	67,708	69,852
Rent	65,840	40,550
Travel	45,305	68,325
Meals and entertainment	31,801	35,634
Depreciation	28,303	13,106
Shipping and freight	27,243	12,271
Transportation	14,188	13,428
Utilities	6,801	4,000
Bank charges and fees	3,011	709
Interest	1,635	2,937
Amortization	812	287
Repairs and maintenance	197	-
Total general and administrative expenses	4,558,849	7,323,075
OTHER INCOME (EXPENSES)		
Other income	39,482	1,941
Other expense	(18,534)	-
Total other income (expenses)	20,948	1,941
NET LOSS	$ (4,537,901)	$ (7,321,134)
NET LOSS PER SHARE:		
Basic and diluted	$ (0.16)	$ (0.25)
WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING:		
Basic and diluted	28,971,543	29,680,228

See accompanying notes to financial statements.

ARRIVE AI INC. (FORMERLY ARRIVE TECHNOLOGY INC.)

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

For the Years Ended December 31, 2024 and 2023

	Number of Shares	Common Stock ($) Par Value	Additional Paid-In Capital, Net of Offering Costs ($)	Subscription Receivable ($)	Note Receivable from Stockholder ($)	Accumulated Deficit ($)	Total Stockholders' Equity
Balance at December 31, 2022	29,604,530	$ 5,921	$ 6,508,746	$ (85,405)	$ -	$ (4,061,520)	$ 2,367,742
Issuance of common stock for cash, net	172,096	34	1,636,876	59,900	-	-	1,696,810
Issuance of common stock for Airbox purchase	94,573	19	1,047,844	-	-	-	1,047,863
Stock-based compensation	98,444	20	1,730,933	-	-	-	1,730,953
Cancellation of common stock	(1,125,000)	(225)	225	-	-	-	-
Net loss	-	-	-	-	-	(7,321,134)	(7,321,134)
Balance at December 31, 2023	28,844,643	5,769	10,924,624	(25,505)	-	(11,382,654)	(477,766)
Issuance of common stock and warrants for cash, net	243,423	47	2,671,077	(27,498)	-	-	2,643,626
Stock-based compensation	32,839	6	1,388,860	-	-	-	1,388,866
Net loss	-	-	-	-	-	(4,537,901)	(4,537,901)
Balance at December 31, 2024	29,120,905	$ 5,822	$ 14,984,561	$ (53,003)	$ -	$ (15,920,555)	$ (983,175)

See accompanying notes to financial statements.

ARRIVE AI INC. (FORMERLY ARRIVE TECHNOLOGY INC.)

STATEMENTS OF CASH FLOWS

For the Years Ended Decmber 31, 2024 and 2023

	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (4,537,901)	$ (7,321,134)
Adjustments to reconcile net loss to net		
cash from operating activities		
Stock-based compensation	1,388,866	1,730,953
Impairment charges	-	1,824,923
Depreciation and amortization	29,115	13,393
Changes in operating assets and liabilities		
(Increase) decrease in		
Prepaid expenses	(46,724)	(8,886)
Other current assets	(4,179)	5,692
Increase (decrease) in		
Accounts payable	843,682	918,562
Accrued liabilities	71,631	-
Credit card payable	(33,763)	19,706
Total adjustments	2,248,628	4,504,343
Net cash used in operating activities	(2,289,273)	(2,816,791)
CASH FLOWS FROM INVESTING ACTIVITIES		
Construction in progress	-	(104,991)
Purchase of property and equipment	(38,155)	-
Patent filing costs	(76,500)	-
Net cash used in investing activities	(114,655)	(104,991)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net proceeds from the issuance of stock and warrants	2,643,626	1,696,810
Deferred offering costs	(427,898)	-
Payments on note payable	(7,954)	(6,652)
Net cash provided by financing activities	2,207,774	1,690,158
NET DECREASE IN CASH	(196,154)	(1,231,624)
CASH, BEGINNING OF YEAR	325,472	1,557,096
CASH, END OF YEAR	$ 129,318	$ 325,472
Supplemental disclosure of cash flow information		
Cash paid for:		
Interest	$ 1,635	$ 2,937
Income taxes	$ -	$ -
NONCASH TRANSACTIONS		
Issuance of shares for AirBox asset purchase	$ -	$ 1,047,863

See accompanying notes to financial statements.

_____

1. NATURE OF OPERATIONS

Arrive AI Inc. (formerly Arrive Technology Inc.) (the Company) was incorporated on April 30, 2020, in the State of Delaware as Dronedek Corporation. On July 27, 2023, Dronedek Corporation changed its name to Arrive Technology Inc. On September 27, 2024, Arrive Technology Inc. changed its name to Arrive AI Inc. The Company is a developmental technology company with a focus on designing and implementing a commercially viable smart mailbox for drone, robotic and human package receiving and storage.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment and makes adjustments when facts and circumstances dictate. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ from those estimates.

Cash

Cash is defined as currency on hand and on-demand deposits. Cash equivalents are unrestricted highly liquid cash investments purchased with a maturity of three (3) months or less. There were no cash equivalents at December 31, 2024 and 2023.

Concentration of Credit Risk

The Company maintains its cash balances at one financial institution. The account is insured by the Federal Deposit Insurance Corporation (FDIC) up to a specified limit. The Company's balances at the financial institutions periodically exceed federally insured limits. At December 31, 2024 and 2023, the Company's uninsured cash balances totaled approximately $0 and $75,000, respectively.

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk (continued)

Management believes that the Company is not exposed to any significant risk concerning its cash balances. To date, the Company has not recognized any losses caused by uninsured balances.

Property and Equipment

The property and equipment is recorded at cost. The Company's policy is to depreciate the cost of the property and equipment using the straight-line method over the estimated useful life of the asset. The costs of maintenance and repairs are charged to expense when incurred (none noted in the current or prior year as it relates to the vehicle). The useful life of the property and equipment for purposes of computing depreciation is:

	Useful Life
Vehicle and Equipment	3-5 years

Intangible Assets – Patents

The Company capitalizes external costs, such as filing fees, registration documentation, and attorney fees associated with the application and issuance of patents. The Company expenses costs associated with maintaining and defending patents subsequent to issuance in the period incurred. The Company amortizes capitalized patent costs for internally generated patents on a straight-line basis over 20 years or the period in which the goods associated with the patent will be revenue-generating, which represents the estimated useful lives of the patents. The estimated useful lives for internally generated patents are based on the assessment of the following factors: the integrated nature of the patent portfolios being licensed (including the ability of the patent to generate viable goods and revenues), the overall makeup of the patent portfolio over time, and the length of license agreements for such patents. The Company assesses the potential impairment of all capitalized patent costs when events or changes in circumstances indicate that the carrying amount of the Company's patent portfolio may not be recoverable.

Impairment of Long-Lived Assets

Intangibles and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of any long-lived asset may not be fully recoverable. In the event that facts and circumstances indicate that the carrying amount of any long-lived assets may be impaired, an evaluation of recoverability is performed. If an evaluation was required, the estimated future undiscounted cash flows associated with the asset (or group of assets) would be compared to the assets' (or group of assets') carrying amount to determine if a write-down to fair value is required on the basis of the assets' associated undiscounted cash flows. In 2023, certain capital costs included in construction-in-progress were identified as items with no future estimated cash flows,

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of Long-Lived Assets (continued)

accordingly, the carrying costs of those items were identified as impaired and charged off as period cost.

The Company has three types of long-lived assets: property and equipment, including a vehicle, aerial drones; construction-in-progress (CIP), and intangible patent assets including those acquired by the acquisition of Airbox Technology in 2023. The vehicle and drone hexacopter were evaluated for impairment, and no impairments were considered necessary as of December 31, 2024.

In order to evaluate CIP for impairment, the accumulated costs were analyzed and categorized according to the specific generation of product to which they applied. It was determined that $630,657 was accumulated for the original mock-up unit in 2020, and the first 21 "Gen 1" units, and $196,403 was accumulated for "Gen 2.0/2.1". These projects were fully complete in 2023 and are considered obsolete. The form and functionality of these early units have been superseded by the Company's current "Gen 3" production Arrive Point units. As a result of this analysis, the Company decided to write-off the accumulated cost of the prototype, Gen 1 and Gen 2 units as of December 31, 2023. Total impairment losses recognized on CIP amounted to $827,060 in 2023.

The Company acquired three "Gen 3" Arrive Point units in December 2024 for approximately $38,000. The units are expected to enter commercial service in early 2025. The Company believes the cost of the Gen 3 Arrive Point units have an alternative future use and the cost of these units and associated installation costs were capitalized but had not been placed into service as of December 31, 2024. These units will be placed into service once accepted by the end customer or tested for impairment within twelve months. No impairment loss on these units was recognized as of December 31, 2024.

The Company acquired intangible assets as part of the Airbox asset purchase in the form of a patent portfolio. As of December 31, 2023, two patents were issued, one was imminent (awarded February 2024), and two were pending. The acquisition was completed on December 5, 2023, management performed a detailed analysis of the estimated future cash flows related to the above-mentioned tangible and intangible assets and recognized an impairment of $997,863, as of December 31, 2023. No impairment loss on the other patents was recognized in 2024 or 2023. As of December 31, 2024 and 2023, total impairment charges were $0 and $1,824,923, respectively.

Accounts Payable and Accrued Liabilities

Payables are obligations to pay for materials or services that have been acquired or have been rendered in the ordinary course of business from suppliers or vendors. Payables and accrued liabilities are classified as current if payment is due within one year.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equity Financing

The Company engages in equity financing transactions to obtain the funds necessary to continue operations and develop a commercially viable drone delivery system. These equity financing transactions involve the issuance of common stock and at times, if the cash investment by each investor exceeds $250,000, include equity warrants.

Equity warrants are instruments that bestow upon the holder of the instrument the right to buy a particular stock at a predetermined price within a stipulated time frame. Under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 480, the Company classified the warrants as equity instruments and carries the warrants at the grant date fair market value.

Depending on the terms and conditions of each equity financing transaction, the warrants are exercisable into additional common shares at an agreed-upon price, as defined in the Stock and Warrant Purchase Agreement ("the agreement") prior to the expiration of the warrants as stipulated by the terms of the transaction in the agreement. The fair value of the stock purchase warrants issued is determined by using the Black-Scholes-Merton ("Black-Scholes") model. The Black-Scholes model requires the use of highly subjective and complex assumptions, which determine the fair value of warrants, including the warrants' expected terms and the price volatility of the underlying stocks. The Company calculates the fair value of warrants granted by using the Black-Scholes pricing model with the following assumptions:

Expected Volatility: The Company estimated volatility for warrants by evaluating the average historical volatility of a peer group of companies for the period immediately preceding the warrant for a term that is approximately equal to the warrants' expected terms.

Expected Term: The expected term of the Company's warrants represents the period that the warrants are expected to be outstanding (typically, to expiration). The Company used the time remaining to the expiration of the warrants (contractual expiration) to compute the expected term, as the Company does not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

Risk-Free Interest Rate: The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero-coupon issues with a term that is equal to the warrants' expected terms at the grant date.

Dividend Yield: The Company has not declared or paid dividends to date and does not anticipate declaring dividends. As such, the dividend yield has been estimated to be zero.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equity Financing (continued)

The warrants have not been registered under the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or qualified under any state or foreign securities laws and may not be offered for sale, sold, pledged, hypothecated, or otherwise transferred or assigned unless (*i*) a registration statement covering such shares is effective under the act and is qualified under applicable state and foreign law or (*ii*) the transaction is exempt from the registration and prospectus delivery requirements under the act and the qualification requirements under applicable state and foreign law and, if the corporation requests, an opinion satisfactory to the corporation to such effect has been rendered by counsel. The Company registered with the Security and Exchange Commission (SEC) on July 16, 2021, however, is not yet traded on the public market.

Loss per share

Basic loss per share is computed by dividing net loss by weighted average number of shares of common stock outstanding during each period. Diluted loss per share is computed by dividing net loss by the weighted average number of shares of common stock, common stock equivalents and potentially dilutive securities outstanding during the period.

The Company had 910,189 and 652,857 warrants outstanding as of December 31, 2024 and 2023, respectively. The weighted average exercise price for these warrants is $2.52 and $2.38 per share, respectively. These warrants are excluded from the weighted average number of shares because they are considered anti-dilutive. The warrants (on a post-reverse split basis), if exercised, will convert on a 4 to 1 per share basis.

The Company had 614,704 and 569,331 options outstanding (on a post-reverse split basis) as of December 31, 2024 and 2023, respectively, with grant date fair values of $10.30 to $11.94 per share (as adjusted for the 1-for-4 reverse split). The weighted average exercise price for these options is $0.80 per share. These options are excluded from the weighted average number of shares because they are considered anti-dilutive. Refer to Note 17 for additional information on the stock split.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin ("SAB") Topic 5A - *Expenses of Offering*. For the years ended December 31, 2024 and 2023, there were $229,994 and $126,512 of offering costs, respectively. Accumulated offering costs were $577,634 and $347,640 as of December 31, 2024 and 2023, respectively. These offering costs consisted of professional, regulatory, and other costs; all of which were charged to additional paid-in capital for all funding campaigns (crowdfunding, seed series, StartEngine, PicMii, etc.) held by the Company.

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Offering Costs (Continued)

Deferred offering costs related to the proposed public offerings, see Note 7, totaled $427,898 and $0 as of December 31, 2024 and 2023, respectively.

General and Administrative Expenses

General and administrative expenses include general compensation (including stock compensation), compensation for executive management, employee benefits, finance administration, and human resources, facility costs (including rent and common area maintenance charges), professional service fees, and other general overhead costs to support the Company's operations.

Research and Development

Research and development (R&D) costs, that do not meet the criteria for capitalization are expensed as incurred. Research and development expenses include fees paid to outside suppliers for the Company's proprietary technology. For the years ended December 31, 2024 and 2023, the Company had R&D costs totaling $395,386 and $214,493, respectively.

Marketing Expenses

The Company uses various marketing methods to create brand awareness to promote and alert the public about future product and service offerings to generate future capital or revenue when a viable product is created. The Company's policy is to charge marketing costs to expenses in the period they are incurred. Marketing expenses were $189,076 and $207,234 for the years ended December 31, 2024 and 2023, respectively.

Stock-Based Compensation

The Company measures and records the expense related to stock-based payment awards based on the fair value of those awards as determined on the date of the grant. The Company recognizes stock-based compensation expense over the requisite service period of the individual grant, generally equal to the vesting period, and uses the straight-line method to recognize stock-based compensation, as applicable. For stock-based compensation with performance conditions, the Company records compensation expenses when the performance condition is met. The Company uses the Black-Scholes model to estimate the fair value of stock options and forfeitures are accounted for when incurred.

The average price of one (1) share of the Company's common stock (as adjusted for the 1-for-4 reverse split), which was determined to be $12.00 and $11.08 as of December 31, 2024 and 2023, respectively.

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation (continued)

The prior company transaction method utilizes actual transactions in the Company's non-controlling, non-marketable private company equity interests. Therefore, the result is reflective of a non-controlling, non-marketable private company value and no discount for lack of control or marketability was considered necessary in the application of this methodology. As part of this methodology, there are a number of limiting assumptions, however, management believes it appropriately represents the fair market value indication for one (1) share of the Company's common stock. Since the Company's stock is not publicly traded, the expected volatility is based on the historical and implied volatility of similar companies whose stock or option prices are publicly available, after considering the industry, stage of the life cycle, size, market capitalization, and financial leverage of the other companies.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, operating loss, and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the

years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

A valuation allowance is recorded for deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2024 and 2023, the Company has recorded a full valuation allowance against its deferred tax assets (see Note 17). The Company evaluates uncertain income tax positions in order to determine if it is more likely than not that they would be sustained upon examination. As the Company was incorporated in 2020, the Company's Federal income tax returns for all years of operation are subject to examination by the Internal Revenue Service.

Fair Value Measurements

Fair value accounting is applied for all assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company follows established frameworks for measuring fair value and expands disclosures about fair value measurements (Note 4).

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Adopted Accounting Guidance

In June 2016, the FASB issued guidance (FASB ASC 326) which significantly changed how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value through earnings. The most significant change in this standard is a shift from the incurred loss model to the expected loss model. Under the standard, disclosures are required to provide users of the financial statements with useful information in analyzing an entity's exposure to credit risk and the measurement of credit losses. Financial assets held by the Company that are subject to the guidance in FASB ASC 326 were subscription receivable. The Company adopted the standard effective January 1, 2023. The impact of the adoption was not considered material to the financial statements.

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which requires incremental disclosures about reportable segments but does not change the definition of a segment or the guidance for determining reportable segments. The requirements are effective for annual reporting periods beginning on January 1, 2024, and are required to be applied retrospectively. The Company has adopted the additional disclosure requirements under ASU 2023-07. The additional requirements did not have a material impact on the financial statements.

3. SEGMENT REPORTING

The Company's principal business is described in Note 1. The Company has determined that it operates in a single operating and reportable segment. The Company's Chief Financial Officer is designated as the chief operating decision maker ("CODM"). The CODM manages operations and reviews the financial information as a single operating segment at the entity level for the purposes of allocating resources and evaluating its financial performance.

4. GOING CONCERN

The Company's financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustment relating to recoverability and classification of recorded amounts of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company has a minimum cash balance available for payment of ongoing operating expenses. As of December 31, 2024, the Company has an accumulated deficit of $15,920,555 and a net loss for the current year of $4,537,901. These conditions raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the issuance date of this report. The Company is subject to a number of risk similar to those of other companies of similar size in its industry, including,

4.   GOING CONCERN (Continued)

but not limited to, the need for successful development of products, the need for additional capital (or financing) to fund operating losses, competition from substitute products and services from larger companies, protection of proprietary technology, patent litigation, dependence on key individuals, and risks associated with changes in information technology.

The Company's continued existence is dependent upon its ability to continue to execute its operating plan and to obtain additional debt or equity financing. There can be no assurance that the necessary debt or equity financing will be available or will be available on terms acceptable to the Company.

5.   FAIR VALUE MEASUREMENTS

The Company reports all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.

Level 2: Inputs to the valuation methodology other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

    a.   Quoted prices for similar assets or liabilities in active markets,
    b.   Quoted prices for identical or similar assets or liabilities in inactive markets,
    c.   Inputs other than quoted prices that are observable for the asset or liability, and Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

5. **FAIR VALUE MEASUREMENTS (Continued)**

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The financial statements as of and for the 12 months ended December 31, 2024 and 2023, do not include any nonrecurring fair value measurements relating to assets or liabilities. The Company measures the warrants using Level 3 unobservable inputs within the Black-Scholes pricing model, as described in Note 2. The Company used various key assumptions, such as the fair value of the common stock, volatility, the risk-free interest rate, and expected term (remaining contractual term of the warrants).

6. **PROPERTY AND EQUIPMENT**

Property and equipment consist of the following:

	2024	2023
Vehicle	$ 58,443	$ 58,443
Equipment	50,000	50,000
Construction in progress	38,155	-
Total property and equipment	146,598	108,443
Less: accumulated depreciation	(51,173)	(22,870)
TOTAL PROPERTY AND EQUIPMENT, NET	$ 95,425	$ 85,573

For the years ended December 31, 2024 and 2023, total depreciation expense was $28,303 and $13,106, respectively. In December 2023, the Company acquired fixed assets as part of an asset purchase agreement. See details in Note 15.

7. **PREPAID EXPENSES AND OTHER CURRENT ASSETS**

Prepaid expenses and other current assets consist of the following:

	2024	2023
Deferred offering costs	$ 427,898	$ -
Prepaid payroll wages	$ 38,271	$ -
Prepaid insurance	10,017	1,714
Prepaid software and other	7,579	7,429
TOTAL PREPAID EXPENSES AND OTHER CURRENT ASSETS	$ 483,765	$ 9,143

7. PREPAID EXPENSES AND OTHER CURRENT ASSETS (Continued)

Pursuant to ASC 340-10-S99-1, costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. Deferred offering costs consist of underwriting, legal, accounting, and other expenses incurred through the balance sheet date that are directly related to the proposed public offering. Should the proposed public offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be expensed. The Company filed its S-1 Registration Statement on December 23, 2024 and an amended S-1/A on January 27, 2025. The Company is working to resolve all remaining inquiries before the registration can become effective.

8. PATENTS, NET

Patents consist of the following:

	2024	2023
Patents	$ 274,700	$198,200
Total patents	274,700	198,200
Less: accumulated amortization	(1,099)	(287)
TOTAL PATENTS	$ 273,601	$ 197,913

As of December 31, 2024, five (5) of the Company's fifty-nine (59) patents were approved and began being amortized over twenty years. As of December 31, 2023, three (3) patents were approved by the countries in which the patent applications were filed. During the year ended December 31, 2024 the Company filed for thirteen (13) patents for a total filing fee of $76,500. Amortization expense was $812 and $287 for the years ended December 31, 2024 and 2023, respectively.

9. NOTE PAYABLE

Note payable consists of the following:

	2024	2023
Vehicle note payable entered into during 2022 for $40,248 with monthly installment payments of $799, including interest at 6.99% per annum. The loan is collateralized by the respective vehicle and is due in February 2027.	$ 19,082	$ 27,036
Total long-term debt	19,082	27,036
Less current portion	(8,524)	(7,950)
LONG-TERM PORTION	$ 10,558	$ 19,086

9.   NOTE PAYABLE (Continued)

The balance of the above debt matures as follows:

Year Ended December 31,	Amount
2025	$ 8,524
2026	9,140
2027	1,418
TOTAL LONG-TERM DEBT	$ 19,082

Interest expense related to this note payable for the years ended December 31, 2024 and 2023, was $1,635 and $2,937, respectively.

10.   COMMITMENTS AND CONTINGENCIES

On January 29, 2024, the Company was included in the SEC Form F-4 filed by Brüush Oral Care, Inc. to register the intent of the parties to merge into a new public company, per the signed Merger Agreement of December 15th. Bruush failed to remedy several deficiencies cited by Nasdaq in a timely manner, and was officially de-listed from the Nasdaq exchange on or about June 28, 2024.

As a direct consequence of the delisting of Bruush shares, the merger was terminated. The terms of the merger included a termination fee of $250,000 in the event either party caused the termination. The Company assessed the collection of the termination fee as not probable, thus a receivable has not been recorded.

Lease Obligation

Effective April 1, 2024, the Company expanded its leased office space. The new term is nine months, and thereafter a month-to-month lease which can be canceled with a 90-day written notice and agreement to suitable terms by both parties. Under this lease, base rent is $3,600 per month. The Company is required to pay insurance, listing the property owner as an additional insured, and normal maintenance costs for certain of this leased property.

Under FASB ASU No. 2016-02, *Topic 842, Leases*, allows companies to elect certain policies for short-term leases. To qualify as a short-term lease, a lease must have an initial term of 12 months or less and not include renewal options or a purchase option that the lessee is reasonably certain to exercise.

The lease arrangement is a month-to-month arrangement that can be canceled with a 30-day written notice and agreement of suitable terms and does not include a purchase option. Due to the insignificant nature of the lease transaction, the Company has not recorded the potential right-of-use asset and the related lease liability and has recorded lease expenses on a straight-line basis.

10.   COMMITMENTS AND CONTINGENCIES (Continued)

Litigation

From time to time, the Company may become involved in various legal proceedings in the ordinary course of its business and may be subject to third-party infringement claims. In the normal course of business, the Company may agree to indemnify third parties with whom it enters into contractual relationships, including customers, lessors, and parties to other transactions with the Company, with respect to certain matters.

The Company has agreed, under certain conditions, to hold these third parties harmless against specified losses, such as those arising from a breach of representations or covenants, other third-party claims that the Company's products, when used for their intended purposes, infringe the intellectual property rights of such other third parties, or other claims made against certain parties. It is not possible to determine the maximum potential amount of liability under these indemnification obligations due to the Company's limited history of prior indemnification claims and the unique facts and circumstances that are likely to be involved in each particular claim. On February 7, 2024, the Company entered into a settlement agreement to resolve a long-standing dispute. The settlement relates to a case brought against the Company's CEO in 2020, prior to the formation of the Company, by a contractor hired to perform certain services for the Company. As a result of the agreement, on February 8, 2024 a payment of $18,500 was made in exchange for full settlement and mutual release of all claims in the matter. The payment is included in other expense on the statement of operations.

11.   RELATED-PARTY TRANSACTIONS

On May 26, 2020, the Company entered into a 3-year agreement with a stockholder of the Company for the use of patents. Beginning June 1, 2020, the Company began paying the stockholder a monthly license fee of $10,000. Once revenue from sales, rentals, and leases begins, the Company is required to pay $25.00 per unit sold. If the Company does not sell 400 units per month (or $10,000), the original fixed $10,000 is paid. Accordingly, the Company recorded licensing fee costs in the amount of $120,000 for the years ended December 31, 2024 and 2023.

On December 10, 2024, the Company amended the agreement to extend the term from seven years to perpetuity for the full term and life of the patents. The Company rents a warehouse from an officer and shareholder for $2,250 a month on a month-to-month basis.

12.   STOCKHOLDERS' EQUITY

Common Stock

As of April 30, 2020 (date of incorporation), the Company had 100,000,000 shares of common stock, with a par value of $0.0001, authorized and available to issue for purposes of satisfying any future transactions. No other class of stock has been authorized or is available for issuance.

12.   STOCKHOLDERS' EQUITY (Continued)

Common Stock (Continued)

Effective September 15, 2021, the Company authorized a 2-for-1 stock split, with 200,000,000 shares authorized and available, with a par value of $0.00005, to issue for purposes of satisfying any future transactions.

Effective November 25, 2024, the Company authorized a 1-for-4 reverse stock split, with 200,000,000 shares authorized and available to issue for purposes of satisfying any future transactions. The par value is now $0.0002.

For the year ended December 31, 2024, the Company issued 276,262 shares of common stock as follows (on a post-reverse split basis):

a) 68,743 shares, of which 41,119 shares are inclusive of warrants issued and deemed as equity, as described in Note 12, in January, April, July, August, September, October, November and December 2024 with accredited investors in exchange for cash of $825,000 at an average of $12.00 per share (as adjusted for the 1-for-4 reverse split).

b) 174,680 shares issued through a crowdfunding campaign with other investors in March, June, July, August, September, October and November 2024 in exchange for net cash of $1,818,626, at an average of $10.41 per share (as adjusted for the 1-for-4 reverse split).

c) 32,839 shares issued with employees or consultants via stock awards, recognized as compensation expense, valued at an average of $12.50 per share (as adjusted for the 1-for-4 reverse split), for a total of $410,632, based on the price per stock issued to investors for cash during the year ended December 31, 2024.

For the year ended December 31, 2023, the Company issued and cancelled 365,113 and 1,125,000 shares of common stock, respectively, as follows (on a post-reverse split basis):

a) 13,334 restricted shares, subject to a time-based vesting schedule which began July 1, 2021, with shares vesting quarterly (3,333 per quarter), recognized as compensation expense, valued at $0.84 per share (as adjusted for the 1-for-4 reverse split) based on the prevailing fair market value report at the grant date.

b) 76,360 shares issued with employees or consultants via stock awards, subject to a performance threshold and time-based vesting schedule, recognized as compensation expense, valued at $11.08 per share (as adjusted for the 1-for-4 reverse split) based on the average price per stock issued to investors for cash in 2023.

c) 8,750 restricted shares in January 2023, subject to a milestone-based vesting schedule, with shares vesting ratably over seven milestones, recognized as compensation expense. The shares were valued at $11.08 per share (as adjusted for the 1-for-4 reverse split) based on the average price per stock issued to investors for cash in 2023.

12. STOCKHOLDERS' EQUITY (Continued)

Common Stock (Continued)

d) 34,800 shares during 2023 (January, May, July, August, and October) with accredited investors in exchange for $389,753 at $11.20 per share (as adjusted for the 1-for-4 reverse split).

e) 5,715 shares in June 2023 with an accredited investor in exchange for cash of $40,002 at $7.00 per share (as adjusted for the 1-for-4 reverse split).

f) 87,495 shares through a crowdfunding campaign with other investors in 2023 in exchange for net cash and services in kind of $881,969 and $34,679, respectively, at an average of $10.52 per share (as adjusted for the 1-for-4 reverse split).

g) 44,086 shares issued through a crowdfunding campaign with other investors in November 2023 in exchange for net cash of $520,708, at an average of $11.80 per share (as adjusted for the 1-for-4 reverse split).

h) 94,573 shares issued as consideration for an asset purchase agreement with AirBox executed on December 5, 2023, based on the average price per stock of $11.08 (as adjusted for the 1-for-4 reverse split) issued to investors for cash in 2023, for a total consideration of $1,047,863.

i) Cancelled 1,125,000 shares issued to a founding member on April 30, 2020, which were issued at $0.00096 per share (as adjusted for the 1-for-4 reverse split).

Treasury Stock

The Company recognizes treasury stock based on the amount paid to repurchase its shares and is recorded as a reduction of stockholders' equity on the balance sheets. As treasury stock is not considered outstanding for share count purposes, it is excluded from average common shares outstanding for basic and diluted earnings per share. As of December 31, 2024 and 2023, the Company had 2,500,000 shares (on a post-reverse split basis) in treasury with a cost of $500.

Stock-Based Compensation - Employees and Non-Employees

Substantially all stock-based compensation, on the date of grant, is fully vested. In certain instances, there may be performance or service requirements in order to vest. As of December 31, 2024, all stock issued as stock-based compensation were fully vested, except for the individuals discussed below. As there are no other classes of stock, all awards are in exchange for common stock.

In October 2023, an officer of the Company was issued 192,136 non-qualified stock option units (on a post-reverse split basis), with 60,043 units (on a post-reverse split basis) vesting immediately, and 12,008 units (on a post-reverse split basis) vesting quarterly commencing from December 1, 2023, with the remaining units vesting on June 1, 2026. The fair market value of these stock option units on the grant date, which was determined by using the Black-Scholes model, was $10.784 (as adjusted for the 1-for-4 reverse split). As of

12. STOCKHOLDERS' EQUITY (Continued)

Stock-Based Compensation - Employees and Non-Employees (Continued)

December 31, 2024, total unvested units are 72,051 units (on a post-reverse split basis) with related unrecognized compensation expense of $776,998.

The same officer was also issued an additional 192,136 incentive stock option units (on a post-reverse split basis), subject to both time and performance vesting criteria. The fair market value of these stock option units on the grant date, which was determined by using the Black-Scholes model, was $10.784 (as adjusted for the 1-for-4 reverse split). As of December 31, 2024, none of these units have vested, therefore the total unvested units and the related unrecognized compensation expense was 192,136 (on a post-reverse split basis) and $2,071,995, respectively.

At December 31, 2024, twelve other employees were issued 230,432 stock option units (on a post-reverse split basis), subject to a time-based or time and performance-based vesting schedule. The fair market value of these stock option units on the grant date, which was determined by using the Black-Scholes model, range from $10.304 to $11.936 (as adjusted for the 1-for-4 reverse split). As of December 31, 2024, total unvested units are 188,688 units (on a post-reverse split basis) with related unrecognized compensation expense of $2,081,686.

For the year ended December 31, 2024, total compensation expense related to stock options was $978,234. As of December 31, 2024, total unvested units are 452,875 (on a post-reverse split basis) with related unrecognized compensation expense of $4,930,679.

13. WARRANTS

Warrants are issued in connection with the issuance of common stock and included in the statement of changes in stockholders' equity as a component of additional paid-in capital, net of offering costs. During the year ended December 31, 2024, the Company issued warrants with a fair value of $405,580 in combination with common stock as described in Note 11. The warrants will become exercisable on the fourth anniversary of the date of the individual agreement. The fair market value, on the date of grant, for each of the warrants issued below, was determined based on the methodologies described in Notes 2 and 4. The warrants (on a post-reverse split basis) convert on a 4 to 1 per share basis.

13. WARRANTS (Continued)

	Number of Warrants Outstanding	Weighted Average Exercise Price	Number of Warrants Exercisable
BALANCE, JANUARY 1, 2023	652,857	$ 2.38	652,857
Issued	-	-	-
BALANCE, DECEMBER 31, 2023	652,857	$ 2.38	652,857
BALANCE, JANUARY 1, 2024	652,857	$ 2.38	652,857
Issued	257,332	$ 2.87	257,332
BALANCE, DECEMBER 31, 2024	910,189	$ 2.52	910,189

The following table reflects the warrants outstanding as at December 31, 2024:

Expiration Date	Type	Exercise Price	Weighted Average Life Remaining	Warrants Outstanding	Black-Scholes Value
March 11, 2025	Warrant	$ 2.38	0.19 years	250,000	$ 240,250
May 11, 2025	Warrant	2.38	0.36 years	260,000	253,240
June 8, 2026	Warrant	2.38	1.44 years	142,857	184,857
April 29, 2028	Warrant	2.81	1.33 years	175,095	251,962
September 9, 2028	Warrant	3.02	3.69 years	82,237	153,619
		$ 2.52	0.97 years	910,189	$ 1,083,928

The following table reflects the warrants outstanding at December 31, 2023:

Expiration Date	Type	Exercise Price	Weighted Average Life Remaining	Warrants Outstanding	Black-Scholes Value
March 11, 2025	Warrant	$ 2.38	1.19 years	250,000	$ 240,250
May 11, 2025	Warrant	2.38	1.36 years	260,000	253,240
June 8, 2026	Warrant	2.38	2.44 years	142,857	184,857
		$ 2.38	4.99 years	652,857	$ 678,347

13. WARRANTS (Continued)

The following table sets forth the assumptions used to estimate the fair values of the warrants for the year ended December 31:

	2024	2023
Expected term	1.5 – 3.7 years	1.2 – 2.4 years
Expected volatility	95%	150%
Risk-free interest rate	3.6% – 4.5%	4.2% – 4.4%
Expected dividend yield	0.0%	0.0%
Fair value on the date of grant	$1.44 – $1.87	$0.96 – $1.29

14. EQUITY INCENTIVE PLAN

The Company created the 2023 Equity Incentive Plan (the Plan) on April 27, 2023, under which shares of common stock became available for issuance not to exceed 1,500,000 (on a post-reverse split basis). The Stock Plan is designed to attract, retain, and motivate key employees. Currently, the fair value is recognized as an expense over the vesting period of the award. Option awards are generally granted with an exercise price equal to the fair market value, as adjusted for the 1-for-4 reverse split, of the Company's stock at the date of grant, vest over a five-year period, and expire after ten years. There are certain situations that may accelerate the vesting or termination of all outstanding options, such as a change in control. As of December 31, 2024, 885,296 shares (on a post-reverse split basis) were available for grant. The compensation expenses related to incentive units is included in general and administrative expenses with a corresponding increased to additional paid-in-capital.

The assumptions used to calculate the fair value of options (on a post-reverse split basis) granted during the year ended December 31, 2024 are as follows:

Weighted-average volatility	95.00%
Risk-free rate	3.81%
Dividend yield	0.00%
Expected term years	10

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding (on a post-reverse split basis) as of December 31, 2024:

	Share Options	Weighted Average Exercise Price
OUTSTANDING – DECEMBER 31, 2023	569,331	$ 0.80
Granted	45,565	0.76
Cancelled	(192)	0.76
OUTSTANDING – DECEMBER 31, 2024	614,704	$ 0.80

14. EQUITY INCENTIVE PLAN (Continued)

The following is a summary of share options (on a post-reverse split basis) vested and exercisable at December 31, 2024:

	Share Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life-Years	Aggregate Intrinsic Value
	169,829	$ 0.80	8.9	$ 2,056,845

The following is a summary of the changes in nonvested share options (on a post-reverse split basis) as of December 31, 2024:

	Share Options	Weighted Average Grant Date Fair Value
NONVESTED SHARE OPTIONS - DECEMBER 31, 2023	494,105	$ 10.80
Granted	45,565	11.80
Vested	(86,665)	10.89
Cancelled	(130)	10.30
NONVESTED SHARE OPTIONS - DECEMBER 31, 2024	452,875	$ 10.89

There were 45,565 options (on a post-reverse split basis) granted during the year ended December 31, 2024 and each option had an average grant date fair value of $11.80 per share (as adjusted for the 1-for-4 reverse split). As of December 31, 2024, there was $4,930,679 unrecognized compensation expense related to nonvested stock options to be recognized over the remaining vesting period. Total compensation expense related to stock options during the year ended December 31, 2024 was $978,234. No options were exercised during the year ended December 31, 2024.

15. RESEARCH AND DEVELOPMENT CREDITS

Under the Internal Revenue Service (IRS) Form 6765, the Company is eligible to claim a credit related to research and development expenses. The research credit is generally allowed for expenses paid or incurred for qualified research. Qualified research means research for which expenses may be treated as section 174 expenses. This research must be undertaken for discovering information that is technological in nature, and its application must be intended for use in developing a new or improved business component of the taxpayer. The payroll tax credit election is an annual election made by a qualified small business specifying the amount of research credit, not to exceed $250,000, that may be used against the employer portion of social security liability. The credit is the smallest of

15.   RESEARCH AND DEVELOPMENT CREDITS (Continued)

the current year's research credit, an elected amount not to exceed $250,000, or the general business credit carryforward for the tax year. As of December 31, 2024, the Company continues to earn tax credits under this program to be used against future employment tax obligations.

16.   ASSET ACQUISITION

On December 5, 2023, the Company acquired certain assets of AirBox Technologies ("AirBox"), in an all-stock transaction. In addition to certain tangible assets, the acquisition includes AirBox's patent portfolio, which Arrive believes will broaden the capabilities of its high-tech mailbox system designed for autonomous and conventional package delivery.

In addition to acquiring the above mentioned assets, AirBox's CEO Brandon Pargoe joined the Arrive AI team as Vice President of Product Operations. In consideration for the asset purchase, the Company issued 94,573 shares (on a post-reverse split basis) at a price of $11.08 per share (as adjusted for the 1-for-4 reverse split), which was determined based on the average price per stock (as adjusted for the 1-for-4 reverse split) of $11.08 issued to investors for cash in 2023. The assets acquired for which the related purchase price was allocated were as follows:

Assets Acquired	Amount
Drone Hexacopter	$ 50,000
Patents	997,863
Total Purchase Price	$1,047,863

A drone Hexacopter was presented as part of the property and equipment. The patents were subsequently determined to be fully impaired at December 31, 2023. See detailed discussion in Note 2.

17.   RECLASSIFICATIONS

The Company executed a 1-for-4 reverse stock split on November 25, 2024. This reverse split is considered a recognized subsequent event; accordingly, certain amounts in prior periods have been reclassified to reflect the impact of the reverse split.

The Company's number of warrants remain the same as previously reported and as a result of the reverse split, if exercised, will convert on a 4 to 1 per share basis.

As a result of the 1-for-4 reverse stock split, the number of option awards under its equity incentive plan have been adjusted on a 4 to 1 per option basis. Accordingly, the exercise price is increased to 4 times the original stated price.

17.   RECLASSIFICATIONS (Continued)

The table below presents the effect of the reverse split on prior year financial statement amounts and disclosures.

December 31, 2023

Financial Statement Element	Pre-Reverse Split	Post-Reverse Split
Par value of common stock, per share	$ 0.00005	$ 0.0002
Shares authorized	200,000,000	200,000,000
Shares issued and outstanding	115,378,570	28,844,643
Treasury stock	10,000,000	2,500,000

18.   INCOME TAXES

The net deferred tax amounts in the accompanying balance sheets include the following components:

	2024	2023
FEDERAL		
Deferred tax assets	$ 3,284,218	$ 2,213,108
Deferred tax assets valuation allowance	(3,284,218)	(2,213,108)
NET DEFERRED FEDERAL TAX ASSETS, NET OF ALLOWANCE	$ -	$ -
STATE		
Deferred tax assets	$ 666,140	$ 504,101
Deferred tax assets valuation allowance	(666,140)	(504,101)
NET DEFERRED STATE TAX ASSETS, NET OF ALLOWANCE	$ -	$ -

The income tax benefit consists of the following for the years ended December 31:

	2024	2023
Federal	$ 1,071,110	$ 1,380,691
State	162,039	315,933
Valuation allowance	(1,233,149)	(1,696,624)
INCOME TAX BENEFIT	$ -	$ -

18. INCOME TAXES (Continued)

The change in the valuation allowance of the following at December 31:

	2024	2023
Beginning balance, January 1	$ 2,717,209	$ 1,020,585
Change in valuation allowance	1,233,149	1,696,624
VALUATION ALLOWANCE	$ 3,950,358	$ 2,717,209

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to the future realization of the deferred tax assets and has therefore established a full valuation allowance. The valuation allowance on deferred tax assets has increased by $1,233,149 during the year ended December 31, 2024.

A reconciliation of the statutory tax rate to the Company's effective tax rates as of December 31, 2024 and 2023 is as follows:

	2024	2023
Statutory federal income tax rate	21.0%	21.0%
State taxes	3.9%	5.0%
Change in valuation allowance	(24.9%)	(26.0%)
INCOME TAX BENEFIT	0.0%	0.0%

Economic Development for a Growing Economy (EDGE) Tax Credit

The EDGE Tax Credit (the Credit) provides an incentive to businesses to support job creation, capital investment and to improve the standard of living for Indiana residents. The refundable corporate income tax credit is calculated as a percentage (not to exceed 100%) of the expected increased tax withholdings generated from new job creation. The credit certification is phased in annually for up to ten years based on the employment ramp-up outlined by the business.

18. **INCOME TAXES (Continued)**

Economic Development for a Growing Economy (EDGE) Tax Credit (Continued)

As identified in Note 1, the Company is not expected to have taxable income within the next operating year from the date these financial statements are issued, therefore, the Credit is classified as a long-term asset to be used against future Indiana taxable income. For the years ended December 31, 2024 and 2023, the Company was eligible for the Credit in the amount of $17,103 and $17,073, respectively. For the years ended December 31, 2024 and 2023, the Company recorded a valuation allowance against the available Credit as State taxable income is not expected.

19. **SUBSEQUENT EVENTS**

Subsequent events are events or transactions that occur after the balance sheet date but before the financial statements are issued or are available to be issued. These events and transactions either provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements (that is, recognized subsequent events), or provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date (that is, non-recognized subsequent events).

The Company continues to raise capital from external investors. Since December 31, 2024, the Company has issued 17,225 shares (on a post-reverse split basis) for $223,925 on a crowdfunding platform, as well as 4,000 shares (on a post-reverse split basis) to two accredited investors for $52,000. The Company has also awarded 610,221 shares (on a post-reverse split basis) to directors and consultants in exchange for services.

The Company has evaluated subsequent events through March 12, 2025, which was the date that these financial statements were available for issuance.